

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2015

Via E-Mail
Jeffrey D. Marell
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

> **Re:** **E. I. du Pont de Nemours and Company**
> **DFAN14A filed April 13, 2015**
> **Filed by Trian Fund Management *et al***
> **File No. 1-00815**

Dear Mr. Marell:

The filing above attaches an advertisement that appeared on April 12, 2015 in a Wilmington, Delaware newspaper. The advertisement contains the following statement: "In contrast to the CEO and Board's apparent view on value, Trian believes DuPont's implied target value per share could be in excess of $120 by the end of 2017, as outlined in our open letter to the DuPont Board." This statement is followed by a footnote citing to Trian's Open Letter to the DuPont Board dated September 16, 2014, available at www.DuPontCanBeGreat.com

Rule 14a-9 prohibits false or misleading statements in soliciting materials. Note A to that Rule lists as an example of statements that may be misleading under particular facts and circumstances "[p]redictions as to specific future market values," such as the implied target value per share figure quoted above. We believe that predictions as to future stock price may be particularly susceptible to misinterpretation and should be clearly supported by analyses and accompanied by appropriate limiting language.

In future soliciting materials, support for a particular valuation figure should be included, where possible, with the soliciting materials where the figure appears, rather than through a citation to additional soliciting materials available elsewhere. In those instances where the volume of supporting material makes it impracticable to restate all supporting materials, your citation should be more specific (including page number and subject heading, as applicable). We note that in the citation above to the September 16, 2014 letter to the DuPont Board, the letter itself must be searched on the www.DuPontCanBeGreat.com web site, and it attaches a 35-page white paper containing numerous facts and figures. Under those circumstances, it may be difficult and time-consuming for shareholders to identify the specific facts and analyses supporting your projection of future value, which we believe is problematic under Note A to Rule 14a-9.

Further, predictions of future value should include appropriate explanatory language so that shareholders can understand the bases for and limitations on the forecasts. In the example cited above, it appears that your $120 implied target value per share is based on the break-up of DuPont and the trading multiples for the former components as separate, publicly-traded companies. These figures in turn appear to be derived from trading multiples of undisclosed "peer" companies at a set time period in 2014. This explanatory detail should be included with the forecasts so that they are not misleading.

Please confirm your understanding with respect to future soliciting materials and tell us how you intend to address these deficiencies in the materials cited. Please do not hesitate to contact me at (202) 551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions